

                                                                      Exhibit 18


                          UNITED STATES DISTRICT COURT
                    FOR THE EASTERN DISTRICT OF PENNSYLVANIA
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
MARGOLIS PARTNERSHIP,
                                                                                             CIVIL ACTION
     Plaintiff,
                                                                              NO. 98-CV-4187
         V.

AMP, INC., JAMES E. MARLEY, WILLIAM J. HUDSON, JR., JOSEPH M. HIXON, III, JO                 CLASS ACTION COMPLAINT
SEPH M. MAGLIOCHETTI, JOHN C. MORLEY , HAROLD A McINNES, JEROME J. MEYER, PAUL               ----------------------
G. SCHLOEMER, BARBARA H. FRANKLIN, RALPH D. DeNUNZIO, and TAKEO SHIINA,

     Defendants.                                                                             JURY TRIAL DEMANDED
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

     Plaintiff, by its attorneys, for its complaint against defendants, alleges upon personal knowledge with respect to paragraph 9, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other
              ----- ----
allegations herein, as follows:

                              NATURE OF THE ACTION
                              --------------------

     1. Plaintiff brings this action as a class action on behalf of itself and all other stockholders of AMP Inc. ("AMP" or the "Company") who are similarly situated, against the directors and/or senior officers of AMP to enjoin certain actions of the Individual Defendants (as defined herein) which are intended to thwart any takeover of the Company, as more fully described below.

     2. In particular, these shareholders are currently being deprived of the opportunity to realize the full benefits of their investment in AMP. Among other things, the defendants have failed to adequately consider a premium offer to acquire control of AMP by AlliedSignal, Inc. ("Allied"), and are, on information and belief, preparing to use and using their fiduciary positions of control over AMP to thwart Allied and any others in any legitimate attempts to acquire AMP.

     3. In addition, defendants, in anticipation of such unsolicited bids, have implemented or are using several anti-takeover devices, including, but not limited to, a "poison pill." Unless the defendants are prevented from using these anti-takeover devices improperly, Allied and other potential suitors will effectively be prevented from consummating any legitimate offers for AMP.
Also, the Pennsylvania Anti-Takeover Statute, as alleged below, will similarly thwart any legitimate offer or other offers from any potential acquirer, unless AMP takes affirmative steps to avoid the impact of this statute, and thus violates the Commerce Clause, the Supremacy Clause, and the Due Process Clause of the United States Constitution.

     4. Defendants' action and inaction represents an effort by the Individual Defendants to entrench themselves in office so that they may continue to receive the substantial salaries, compensation and other benefits and perquisites of their offices.

     5. The Individual Defendants are abusing their fiduciary positions of control over AMP to thwart legitimate attempts at acquiring the Company and are seeking to entrench themselves in the management of the Company.  The actions of the Individual Defendants constitute a breach of their fiduciary duties to maximize shareholder value to not consider their own interests over those of the public shareholders, and to respond reasonably and on an informed basis to bona
                                                                           ----
fide offers for the Company.  These actions are contrary to federal and state
----
law and policy.

                             JURISDICTION AND VENUE
                             ----------------------

     6.  This action is brought pursuant to the Supremacy Clause (art. VI, cl.
2), the Commerce Clause (art. I, (S) 8, cl. 3) and the Due Process Clause (amends. V and XIV) of the United States Constitution; principles of common law; and the federal Declaratory Judgments Act, 28 U.S.C. (S) 2201. In accordance with Federal Rule of Civil Procedure 24(c), plaintiffs direct Court to U.S.C.
(S) 2403, pursuant to which the Court shall notify the state attorney general of any action in which the constitutionality of any statute of a state is drawn into question.

     7. This Court has subject-matter jurisdiction of this action pursuant to 28 U.S.C. (S)(S) 1331 and 1367(a).
     8. Venue is proper in this District pursuant to 28 U.S.C. (S)(S) 1391(b) and (c).

                              THE PARTIES
                              -----------
          9. Plaintiff Margolis Partnership is a Maryland general partnership. At all relevant times, plaintiff has been the owner of common stock of defendant AMP.

          10. Defendant AMP is a Pennsylvania corporation with its principal executive offices located in Harrisburg, Pennsylvania. AMP designs, engineers, develops, integrates, installs and operates aerospace and automotive products.

          11. The Individual Defendants, and their positions, are as follows:


Ralph D. DeNunzio      Director of the Company and President of Harbor Point
                       Associates, Inc., New York, New York, a private investment consulting firm.

Barbara H. Franklin    Director of the Company, President and Chief Executive
                       Officer of Barbara Franklin Enterprises, Washington,
                       D.C., a private, international consulting and investment firm, since 1995.

Joseph M. Hixon, III   Director of the Company and Retired Chairman of the Board
                       of Hixon Properties Incorporated, San Antonio, Texas.

William J. Hudson, Jr. Director of the Company and Chief Executive Officer
                       and President of the Company.

Joseph M. Magliochetti Director of the Company and President, Chief Operating
                       Officer and a director of Dana Corporation, Toledo, Ohio.

James E. Marley        Chairman of the Board of Directors of the Company.

Harold A. McInnes      Director of the Company, Retired Chairman of the Board of
                       Directors and Chief Executive Officer of the Company.

Jerome J. Meyer        Director of the Company and Chairman of the Board and
                       Chief Executive Officer of Tektronix, Inc., Wilsonville,
                       Oregon.

John C. Morley         Director of the Company and President of Evergreen
                       Ventures, Ltd., Cleveland, Ohio.

Paul G. Schloemer      Director of the Company, Retired President and Chief
                       Executive Officer of Parker Hannifin Corporation,
                       Cleveland, Ohio.

Takeo Shiina           Director of the Company and Chairman of the Advisory
                       Council of IBM Japan, Ltd.

          12. By virtue of their positions as directors and/or officers of AMP and their exercise of control over the business and corporate affairs of AMP, the AMP officers and directors named as defendants herein (the "Individual Defendants") have and at all relevant times had the power to control and influence, and did control and influence, and cause AMP to engage in the practices complained of herein. All Individual Defendants owed and owe AMP and its public stockholders fiduciary obligations and were and are required to: (a) use their ability to control and manage AMP in a fair, just and equitable manner; (b) act in furtherance of the best interests of AMP and its stockholders; (c) act to maximize shareholder value; (d) refrain from abusing their positions of control; and (e) not favor their own interests at the expense of AMP and its stockholders. By reason of their fiduciary relationships, these defendants owed and owe plaintiffs and other members of the Class (as herein defined) the highest obligations of good faith, fair dealing, loyalty and due care.

          13. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of AMP, are breaching their fiduciary duties to the public shareholders of AMP.

          14. Each defendant herein is sued individually as a conspirator and/or aider and abettor, or, as appropriate, in his or her capacity as a director of the Company, and the liability of each arises from the fact that he, she or it has engaged in all or part of the unlawful acts, plans, schemes or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          15. Plaintiff brings this action pursuant to Rule 23 of the Federal Rules of Civil Procedure on its own behalf and as a class action on behalf of all shareholders of AMP (except defendants herein and any person, firm, trust, corporation or other entity related to, controlled by or affiliated with any of the defendants) and their successors in interest (the "Class").

          16. This action is properly maintainable as a class action for the following reasons:

              a. The Class is so numerous and geographically dispersed that joinder of all members is impracticable. As of August, 1998, AMP reported that there were more than 214 million shares of common stock outstanding.

              b. There are questions of law and fact common to members of the Class which predominate over any questions affecting only individual members. The common questions include, inter alia:
                              ----- ----
                  (1) whether the anti-takeover protections of sections 2551 through 2556 of the Pennsylvania Business Corporation Law ("PBCL") are unconstitutional on their face or as applied;

                (2) whether the Individual Defendants are unlawfully impeding a potential acquisition of AMP to the detriment of the shareholders of the Company, and have breached their fiduciary and other common law duties owed by them to plaintiffs and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value by adopting strategies, policies and plans designed to thwart offers for AMP and entrench defendants in their positions of control and a failing to act with complete candor;

                (3) whether the Individual Defendants have engaged and are continuing to engage in an unlawful plan or scheme to perpetuate their control over and enjoyment of the perquisites of office at the expense of AMP public shareholders;

                (4) whether defendants have breached and/or aided and abetted the breach of fiduciary duties and other common law duties owed by them to plaintiffs and other members of the Class; and

                (5) whether plaintiff and other members of the Class are being and will continue to be irreparably injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

             c. The claims of plaintiff are typical of the claims of other members of the Class and plaintiffs has no interests that are adverse or antagonistic to the interests of the Class.

               d. Plaintiffs are committed to the vigorous prosecution of this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

               e. Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

          17. Defendants are acting in a manner which affects all shareholders in the same or similar fashion and would be subjected to potentially differing legal requirements or standards of conduct if this litigation were not certified to proceed as a class action.

          18. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action and the claims asserted herein. Because of the size of the individual Class members' claims, few, if any, Class members could afford to seek legal redress individually for the wrongs complained of herein. Absent a class action, the Class members will continue to suffer damage and defendants' violations of law will proceed without remedy.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          19. Defendant AMP designs, manufactures and markets a broad range of electronic, electrical and electro-optic connection devices and an expanding number of interconnection systems and connector-intensive assemblies.

          20. Allied employs approximately 70,000 people worldwide and is a component of the Dow Jones Industrial Average and S&P 500 index.


     A.  Preliminary Overtures
         ---------------------

          21. On July 29, 1998, Allied's Chairman and Chief Executive Officer, Larry Bossidy, telephoned AMP's CEO and President, Individual Defendant William
J. Hudson, to determine whether AMP would be interested in pursuing a business combination with Allied. Defendant Hudson was unavailable to speak with Mr. Bossidy, and did not thereafter return Mr. Bossidy's telephone call.

          22. On July 30, 1998, Mr. Bossidy sent a letter to defendant Hudson proposing a combination of Allied and AMP. The letter stated that Allied was prepared to offer $43.50 per share in cash for all AMP's outstanding shares, at a premium of approximately 50% over the market value.

          23. AMP has not responded to Mr. Bossidy's July 30 letter. Upon information and relief, AMP has not responded in any meaningful fashion to Allied's overture.

     B.  The Tender Offer
         ----------------

          24. On August 4, 1998, Allied announced that it would commence within five business days a tender offer for the stock of defendant AMP at $44.50 per share (the "Tender Offer"), which, as stated in Mr. Bossidy's July 30, 1998 letter, represents a premium of approximately 50% over the closing trading price of AMP common stock on August 3,

1998. As described by Allied, the Tender Offer would give AMP shareholders the opportunity to accept the offer if they determine it is in their best interests to do so. Upon consummation of the Tender Offer, Allied intends to acquire the remaining shares of AMP in second-step merger in which AMP shareholders will receive $44.50 in cash for each AMP share they own.

          25. Allied's Tender Offer and second-step merger cannot be consummated unless the AMP Board - voluntarily or by direction of the Court - removes or makes inapplicable various anti-takeover devices, including AMP's "poison pill" and certain provisions of the PBCL.

          26. In light of AMP's failure to respond to Allied's July 30, 1998 letter, the current AMP Board cannot be expected to facilitate Allied's Tender Offer and second-step merger, but can be expected, instead, to maintain AMP's anti-takeover devices in place and actively oppose the Tender Offer and merger. For this reason, Allied is preparing to conduct a consent solicitation (the "Consent Solicitation") to gain majority representation on the AMP Board of Directors by electing individual directors nominated by Allied who will support a sale of AMP to Allied, subject to their fiduciary duties to AMP shareholders.

                          AMP'S ANTI-TAKEOVER DEVICES
                          ---------------------------

          27.  The "Dead Hand" Poison Pill.  Foremost among the numerous anti-
               ---------------------------
takeover devices at AMP'S disposal is its shareholders' rights plans, better known as a "Poison Pill." On October 25, 1989, AMP's Board of Directors declared a dividend distribution of one right for each outstanding share of common stock (non par value), of the Company's shareholders of record at the close of business on November 6, 1989. Each Right entitled the registered holder to purchase from the Company one share of common stock at a purchase price of $175 per share, subject to adjustment.

          28. Initially, the Rights were attached to all common stock certificates representing shares then outstanding, and no separate Rights certificates were distributed. The Rights will separate from the Common Stock and a Registration Date will occur upon the earlier of (1) 10 business days
                                            -------
following a public announcement that a person (an "Acquiring Person") has become an "Interested Shareholder" as defined in Section 2553 of the PBCL (i.e. has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock), except pursuant to a qualifying offer (as defined elsewhere in the Rights Plan but inapplicable to this discussion) or (ii) 10 business days (or such later date as the Board shall
            --
determine) following the commencement of a tender offer or exchange that would result in a person becoming an Acquiring Person.

          29.  Upon the occurrence of either circumstance (as described and
                                      ------
defined above), each holder of a Right, other than an Acquiring Person, is entitled, upon exercise of the Right, to receive common stock having a market value equal to two times the purchase prices of the common stock. The effect of this provision (the "Flip-In Provision") would be a massive dilution of the value of the holding of an unwanted acquiror like Allied.

          30.  The Dead Hand Restriction.  The Board May redeem the Poison Pill
               -------------------------
until 10 business days after a person because an Acquiring Person. The Board's ability to redeem the rights, however, is purportedly restricted by a provision of the Poison Pill that serves no purpose other than to entrench the current Board (the "Dead Hand Restriction").

          31. Under the Dead Hand Restriction, redemption of the Poison Pill is possible but can only be accomplished by satisfying numerous conditions. Specifically, at any time until ten (10) business days following the stock acquisition date, the Company may redeem the right, in whole or in part. The decision to redeem requires the concurrence of a majority of the "Continuing Directors" -- meaning any member of the Board of Directors of AMP who was a member of the Board prior to the date of the Rights Agreement, and any person who was subsequently elected to the Board but shall not include an Acquiring
                                          ---------------------
Person, or any affiliate or associate of any Acquiring Person.

          32. Under the Dead Hand Restriction, directors, other than Continuing Directors, elected pursuant to a consent or proxy solicitation in which an Acquiring Person (or a person who intends to become an Acquiring Person) participates, are purportedly without power or authority to redeem the Rights so that the Tender Offer may go forward.

          33. Because the Dead Hand Restriction purports to prevent newly-elected, insurgent-nominated directors from redeeming the Poison Pill and thus removing a key obstacle to the accomplishment of the very purpose for which they were elected, the Dead Hand Restriction effectively disenfranchises shareholders. In effect, it denies the shareholders of AMP the opportunity to replace the current Board and prevent any person intended to become an Acquiring Person, such as Allied, from soliciting votes to replace the current Board. It represents an intentional effort by the Board to manipulate the corporate machinery so as to prevent the effectiveness of a shareholder vote.

          34.  The Pennsylvania Anti-Takeover Statute.  Among other provisions,
               --------------------------------------
Defendant AMP also has adopted the anti-takeover protections of PBCL (S)(S) 2551-2556 (the "Business Combination Statute").

          35. Under the Business Combination Statute, an interested shareholder cannot engage in a business combination with AMP for five years unless the acquisition of the shares or the business combination is approved by the AMP Board before an "Interested Shareholder" becomes the beneficial owner, directly or indirectly , of at least 20% of AMP's shares.

          36. The Business Combination Statute will delay or make more difficult acquisitions or changes of control of AMP, have the effect of preventing changes in the management of AMP, and make it more difficult to accomplish transactions which AMP shareholders may otherwise deem to be in their best interests.

          37.  Fixing the Consent Solicitation Record Date.  Allied cannot
               -------------------------------------------
obtain shareholder consents to its proposals without a record date for the determination of the shareholders entitled to vote on the proposals. AMP's by-laws (the "By-laws") provide that any shareholder seeking to have shareholders take action by consent must, by written notice, request that the Board fix a record date. The By-laws require the board to fix the record date no later than 10 days after receipt of the request. (If not fixed within 10 days, the record date will be the day on which the first consent is received by the company.)

          38. It is anticipated that the Board will seek to delay shareholder consent action on Allied's proposals by fixing a record date outside the required time period to impede its shareholders from exercising their franchise.

                       DECLARATORY AND INJUNCTIVE RELIEF
                       ---------------------------------

          39. The Court may grant the declaratory and injunctive relief sought herein pursuant to 28 U.S.C. (S) 2201 and Fed. R. Civ. P.57 and 65. A substantial controversy presently exists, as demonstrated by: (a) AMP's rebuff of Allied's overtures of July 29, 1997 and July 30, 1998 for the acquisition of AMP; (b) AMP's unwillingness to meet with Allied to consider or discuss a combination or merger with Allied or any other possible acquirer; and (c) AMP's failure to redeem or amend the poison pill and/or retract any of its other takeover defenses and those unconstitutionally and impermissibly afforded by the Business Combination Stature or use those defenses in a proper way.

          40. The shareholders' interests in maximizing the value of their AMP holdings is adverse to the interests of the Individual Defendants in their desire to retain their positions on the AMP Board. The existence of this controversy is causing confusion and uncertainty in the market for public securities because investors do not know whether they will be able to avail themselves of an advantageous financial offer.

          41. The granting of the requested declaratory and injunctive relief will serve the public interest affording relief from such uncertainty and by avoiding delay.
                                    COUNT I
                                    -------

                    FOR INJUNCTIVE AND DECLARATORY RELIEF -
            UNCONSTITUTIONALITY OF THE BUSINESS COMBINATION STATUTE
            -------------------------------------------------------

          42. Plaintiff incorporates by reference paragraphs 1 through 41 as if set forth herein.

          43. This claim arises under the Commerce, Supremacy, and Due Process Clauses of the United States Constitution.

          44. The Tender Offer constitutes a substantial securities transaction in interstate commerce, employing interstate instrumentalities and facilities in the communication of the Offer, and in transactions for the purchase and sale of AMP securities occurring across state lines.

          45. The Business Combination Statute violates the Commerce Clause because it imposes direct, substantial and adverse burdens on interstate commerce that are excessive in relation to the local interests purportedly served by the statutes. Among other things, the Statute may make it more difficult to accomplish transactions which AMP shareholders may otherwise deem to be in their best interest, because the Statute vests the boards of Pennsylvania companies with ultimate power to thwart potential business combinations.

          46. The Business Combination Statute is unconstitutional and null and void on its face under the Commerce Clause. In addition, the Business Combination Statute is unconstitutional and null and void under the Commerce Clause in its application under the circumstances of this case. AMP's shareholders may be prevented from accepting the Tender Offer or any other offer to the extent the Board of AMP exercises its rights under the Business Combination Statute in furtherance of its course of entrenchment. Accordingly, the undue burden on interstate commerce that is created by these statutes has a direct and substantial impact in this case.

          47. The Business Combination Statute also violates the Supremacy Clause of the United States Constitution. The Tender Offer is subject to, among other things, the federal laws and regulations governing tender offers, including the Williams Act amendments to the Securities Exchange Act, 15 U.S.C.
(S)(S) 78m and 78n, and the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated thereunder. The Williams Act is intended to establish even-handed regulation of tender offers which favors neither the offeror nor incumbent management of the target, but leaves the decision concerning the merits of the offer to the target's stockholders.

          48. By establishing policies, standards and procedures that conflict with and are obstacles to the policies implemented by Congress through the Williams Act and the rules and regulations of the SEC promulgated thereunder, the Business Combination Statute is invalid and unconstitutional as applied to the Tender Offer under the Supremacy Clause of the United States Constitution, art. VI, cl. 2, which accords supremacy to federal law over conflicting state law, and violates and is preempted by Section 28(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. (S) 78bb, which prohibits and preempts state regulation that conflicts with the provisions of the Exchange Act and the rules and regulations thereunder.

          49. The Business Combination Statute also violates the Due Process Clause of the United States Constitution. The statute prevents plaintiff and the Class from maximizing the value of their AMP holdings due to the Individual Defendant's entrenching efforts. Thus, those persons, acting under color of state law, are diminishing the property interest of all class members. The class members are thus being deprived of fundamental freedoms and property interests guaranteed by the Due Process Clause of the United States Constitution.

          50. Plaintiff seeks declaratory relief with respect to the unconstitutionality of the Business Combination Statute pursuant to the Federal Declaratory Judgments Act, 28 U.S.C. (S) 2201, and injunctive relief against the application and enforcement of this unconstitutional Statute. Plaintiffs and the Class members are or will be irreparably and imminently injured by the wrongs alleged herein.

          51. Plaintiff and the Class have no adequate remedy at law for this claim.

                                    COUNT II
                                    --------

                             AGAINST ALL DEFENDANTS
                         FOR BREACH OF FIDUCIARY DUTIES
                         ------------------------------

          52. Plaintiff incorporates by reference paragraphs 1 through 41 as if set forth herein.

          53. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of AMP and put their own personal interests ahead of the interests of the AMP public shareholders and are using their control positions as officers and/or directors of AMP for the purpose of retaining their positions and perquisites as Board members or executives at the expense of AMP's public shareholders.

          54. The Individual Defendants are engaged in a course of conduct which evidences their failure to: (a) seriously evaluate the benefits to the Company's shareholders of the Offer; (b) undertake an adequate evaluation of AMP's worth as a potential acquisition candidate; (c) take adequate steps to enhance AMP's value and/or attractiveness as an acquisition candidate; (d) effectively expose AMP to the marketplace in an effort to create an open auction for AMP; or (e) act independently so that the interests of public shareholders would be protected. Instead, defendants have sought to chill or block any potential offers for AMP.

          55. The Individual Defendants have taken no affirmative steps to facilitate Allied's premium Tender Offer and thus far have been content to remain behind the protections of the Company's defenses, including its poison pill, from unwanted takeovers. To act consistent with their fiduciary duties, the Individual Defendants should evaluate all available alternatives, including negotiating with Allied and any other potential suitors, which they have failed to do.

          56. The Individual Defendants owe fundamental fiduciary obligations under the present circumstances to take all necessary and appropriate steps to maximize shareholder value and explore in good faith the Allied proposal. In addition, the Individual Defendants have the responsibility to act independently so that the interests of AMP's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and
                   --- ---- ----
active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to maximize stockholder value and act in the shareholders' best interests or, if such conflicts exist, to ensure that they will be resolved in the best interests of the Company's public stockholders.

          57. AMP represents a highly attractive acquisition candidate. Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial control premium which Allied is prepared to pay or of the enhanced premium which further exposure of the Company to the market could provide. Defendants are precluding the shareholders' enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal which would provide for an acquisition for all shares at a very attractive price.

          58. AMP's Board and its top management have frustrated Allied's current acquisition overtures and offers; even though these proposals would result in AMP's shareholders receiving a substantial premium over recent market-prices of AMP stock. The Individual Defendants have done this because they know that in the event AMP were acquired by any potential bidders, most or all of the directors of AMP and its senior management would, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving company because their services would not be necessary and they would be mere surplusage and thus an acquisition would bring an end to their power, prestige and profit. In so acting, AMP's directors and those in management allied with them have been aggrandizing their own personal positions and interests over those of AMP and its broader shareholder community to whom they owe fundamental fiduciary duties not to entrench themselves in office.

          59. The poison pill is wrongfully being used in a discriminatory manner to preclude AMP's premium acquisition proposal or any other competing bid. Given the premium and non-coercive nature of the Offer, and its substantial value to AMP's stockholders, the Individual Defendants should not be permitted to deny the Company's stockholders this opportunity. Defendants' use of AMP's poison pill or other anti-takeover devices to block the Offer constitute an unreasonable and draconian response thereto in violation of the fiduciary duties owed to AMP's stockholders.

          60. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of AMP and thereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to plaintiffs and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

          61. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling AMP.

          62. Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

          63. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class, and/or aid and abet and participate in such breaches of duty, will continue to entrench themselves in office, and will prevent the sale of AMP at a substantial premium, all to the irreparable harm of plaintiffs and the other members of the Class, who are or will be imminently injured by such misconduct.

          64. Plaintiff and the Class have no adequate remedy at law for this claim.

                               PRAYER FOR RELIEF
                               -----------------

          WHEREFORE, plaintiff demands judgment as follows:

          A. Declaring this to be a proper class action and certifying plaintiff as class representative;

          B. Declaring that the Business Combination Statute either generally or as applied herein, are unconstitutional;

          C. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:

          (i) cooperate fully with any entity or person, including, but not limited, to Allied, having a bona fide interest in proposing any transaction
                             ---- ----
which would maximize shareholder value, including, but not limited to, a buy-out or takeover of the Company;

          (ii) immediately undertake an appropriate evaluation of AMP's worth as a merger or acquisition candidate;

          (iii) take all appropriate steps to effectively expose AMP to the marketplace in an effort to create an active auction of the Company;

               (iv) act independently so that the interests of the Company's public shareholders will be protected; and

               (v) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of AMP.

          D. Declaring that the Individual Defendants have violated their fiduciary duties to the Class;

          E. Enjoining defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office or to unduly impeded the Offer, including, without limitation, any by-law amendments that impair the Company's stockholders' existing rights to amend the by-laws and/or to call a special stockholders' meeting;

          F. Ordering the Individual Defendants to take steps to facilitate a premium acquisition by utilizing the Company's anti-takeover defenses, including the Rights Plan and the Pennsylvania Business Combination Statute (if they are not stricken) exclusively in a manner designed to maximize shareholder value;

          G. Ordering the Individual Defendants, jointly and severally, to account to plaintiffs and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          H. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

          I. Granting such other and further relief as may be just and proper.

                                  JURY DEMAND
                                  -----------
          Pursuant to Federal Rule of Civil Procedure 38, plaintiff demands a trial by jury of all issues so triable.

DATED:  August 7, 1998           GREENFIELD & RIFKIN LLP

                                  By: /s/ Mark C. Rifkin
                                     ----------------------------------------
                                          Mark C. Rifkin
                                          800 Times Building
                                          Ardmore, PA  19003
                                          (610) 649-3900

                                          Fred T. Isquith
                                          Jeffrey G. Smith
                                          Gregory Nespole
                                          WOLF HALDENSTEIN ADLER FREEMAN
                                          & HERZ LLP
                                          270 Madison Avenue
                                          New York, NY  10016
                                          (212) 545-4600

                                          Charles J. Piven, Esq.
                                          LAW OFFICES OF CHARLES J. PIVEN
                                          111 S. Calvert Street - Suite 2700
                                          Baltimore, MD  21202
                                          (410) 332-0030